July 3, 2019

Austin Singleton
Chief Executive Officer
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, GA 30518

       Re: OneWater Marine Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 24, 2019
           CIK No. 0001772921

Dear Mr. Singleton:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Liquidity and Capital Resources
Overview, page 74

1. We reviewed the revisions made in response to comment 10. You state, "[t]o the extent any distributions or transfers are restricted or prohibited..." and "...distributions and intercompany transfers from our subsidiaries to us may be
restricted...." It appears that
       restrictions and prohibitions exist and are later described. Please revise to identify the source of and a description of the restrictions. Please also enhance your disclosure here by describing any restrictions on OneWater LLC's operating subsidiaries' ability to transfer funds to OneWater LLC in the form or loans or advances.
 Austin Singleton
FirstName Marine Inc.
OneWater LastNameAustin Singleton
Comapany NameOneWater Marine Inc.
July 3, 2019
Page 2
July 3, 2019 Page 2
FirstName LastName
Dividend Restrictions, page F-45

2. We reviewed your response to comment 18. Please confirm that, if you do not refinance the GS/BIP credit facility or amend or replace the Inventory Financing Agreement, that you will revise your disclosure to describe any restrictions contained in the current Credit
         Facility and Inventory Financing Agreement on the ability of the operating subsidiaries to transfer funds to OneWater LLC in the form of loans or advances. Similar revisions would need to be made to your liquidity and capital resources discussion on page 74.
Claims and Litigation, page F-46

3. We reviewed the revisions made in response to comment 27. If there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the conditions at ASC 450-20-50-3a or 3b exists, please disclose the nature of the contingency and an estimate of the possible loss or range or loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-40-3 and 4.
        You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Adam
Phippen, Staff Accountant, at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-
551-3621 or Mara Ransom, Associate Director, at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Consumer Products